Filed Pursuant to Rule 433
Registration Statement No. 333-124095
Dated January 26, 2007

Index+ Notes linked to: iShares MSCI Emerging Markets Index 18 Mos., 10.0% Out-Performance, 20.0% Call Level

Final Terms and Conditions — Jan 26, 2007

Summary Terms of Note
Security Codes	:	▪ CUSIP: 28264QEM2 ▪ ISIN: US28264QEM24 ▪ Common Code: 028225326

Underwriter	:	Deutsche Bank Securities, Inc.

Issuer Ratings	:	Moody’s Aaa / S&P AA+ / Fitch AAA (see issuer info. below)

Issuance Amount	:	$25,000

Denomination	:	$1,000 per Note (min. investment $1,000).

Underlying	:	iShares MSCI Emerging Markets Index, listed on the American Stock Exchange
Under ISIN: US4642872349 (Bloomberg: EEM UA <Equity>)

Initial Level	:	113.19 (Official closing level of the Underlying on the Initial Valuation Date)

Final Level	:	Official closing level of the Underlying on the Final Valuation Date.

Participation	:	100.00% point to point

Out-Performance Amt.	:	10.00%

Call Level	:	120.00%

Redemption Amount	:	Provided the Note is not called at 120%, the security holder will receive at
at Maturity		Maturity for each Note:

• $1000 x ((Final Level / Initial Level) + Out-Performance Amt.)

Listing	:	Unlisted — Deutsche Bank will post an indicative secondary market on
Bloomberg Page: DBUS <GO>, or on the x-markets website at
http://www.usxmarkets.db.com

Business Days	:	London, New York (Modified Following Business Day Convention)

Form of Note	:	The Notes will be represented by a single registered global note, deposited with the Depository Trust Company. Settles via DTC in Notional Amount traded per firm. Global, Book Entry.

Issuer	:	Eksportfinans ASA

Calculation Agent	:	Deutsche Bank AG London

Governing Law	:	New York

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the us in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these s for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send ou the prospectus if you request it by calling toll-free 1-800-311-4409.
iShares is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Deutsche Bank AG London Branch. The Notes ed, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the isability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Relevant Dates

Offering Period	:	January 8th, 2007 — January 26th, 2007

Initial Valuation Date	:	January 26th, 2007

Initial Settlement Date	:	February 2nd, 2007 (5 Business Days after the Initial Valuation Date)

Call Provision	:	The Issuer has the right to Call the securities in whole, but not in part, at the Call Level at any time on or after February 4, 2008 (12 months from the Initial Settlement Date)

Call Notification Date	:	The Issuer will give the Investor 5 Business Days notification of its intent to Call the Securities

Call Payment Date	:	5 Business Days after the Call Notification Date

Final Valuation Date	:	July 25th, 2008

Maturity / Final Settlement Date	:	August 1st, 2008 (5 Business Days after the Final Valuation Date), (18 months)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.
iShares is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Deutsche Bank AG London Branch. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Product Snapshot
Index+ Notes
Indicative Terms Only
Sample Structure:

•	Underlying:	iShares MSCI Emerging Markets Index (Bloomberg: EEM <Index>)
•	Maturity:	18 months
•	Index Participation:	100% upside participation
•	Out-Performance Amount:	10.00%
•	Call Level:	20.00% (callable any time after 1 year)
•	Downside Risk:	1-for-1 downside participation + 10.00% Out-Performance
Positioning:
•	Equity alternative that facilitates a moderately bullish view on the Underlying.

•	Investors will always Out-Perform the performance of the Underlying by 10.00% on the upside and downside.

•	Investors may be called at 20.00% and therefore may forgo unlimited upside in exchange for their Out-Performance.
Upside Scenario:
•	Investors receive unlimited index performance plus a 10.00% Out-Performance Amount, subject to a Call Level at 20.00%. If Called, the annualized uncompounded return is equal to 13.33%.
Downside Scenario:
•	If the Underlying depreciates below its Initial Level, investors will participate 1-for-1 on the downside, but will always receive 10.00% more than the actual % change. Maximum loss is equal to 90.00%.
Risk Considerations:
•	Because the Securities are not principal protected and the return to an investor is based on the performance of the Underlying, investors may lose the majority of their initial investment.

•	Participation is in the price appreciation/depreciation of the Underlying (dividends not included).

•	The return on an investor’s investment is callable and may therefore be lower than the return that investors would have received if they had made a direct investment in the Underlying or the component securities of the Underlying.

•	Credit Risk — 100% loss possible in the event of an issuer default
Hypothetical Scenario Analysis at Maturity:

•
The hypothetical scenario analysis contained herein is not reflective of the reinvestment of dividends and other earnings advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will, or is likely to, achieve similar to those shown.

Hypothetical results are neither an indicator nor guarantee of future returns.

Actual results will vary, perhaps materially, from the analysis.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.
iShares is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Deutsche Bank AG London Branch. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.